Exhibit 3.1

AMENDMENT TO ARTICLE II

OF

THE RESTATED ARTICLES OF INCORPORATION

OF

WEST COAST BANCORP

            The introductory clause and Section A to Article II of the Restated Articles of Incorporation of West Coast Bancorp are amended and restated as follows:

“ARTICLE II

CAPITALIZATION

            The corporation is authorized to issue 260,000,000 shares of stock divided into two classes as follows:

            A.        Common Stock.  250,000,000 shares of common stock which shall have unlimited voting rights, subject only to such voting rights as may be specified in respect of preferred stock, and shall have the right to receive the net assets of the corporation upon dissolution, subject only to prior payment of such amount of the net assets of the corporation as may be specified in respect of shares of preferred stock.”